Press Release

FOR IMMEDIATE RELEASE

LABOPHARM’S NDA FOR NOVEL TRAZODONE FORMULATION ACCEPTED FOR REVIEW BY FDA

– Action Date is July 18, 2009 –

LAVAL, Quebec (November 24, 2008) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that its New Drug Application (NDA) for the Company’s novel once-daily formulation of trazodone (DDS-04A), a serotonin antagonist reuptake inhibitor (SARI), for the treatment of major depressive disorder, has been accepted for review and filed by the U.S. Food and Drug Administration (FDA). The action date under the Prescription Drug User Fee Act (PDUFA) is July 18, 2009.

Labopharm's NDA for its novel trazodone formulation is based on data from five pivotal pharmacokinetic studies and the positive results from its North American Phase III placebo controlled clinical trial (study 04ACL3-001), which enrolled more than 400 patients. The Agency advised the Company that one positive Phase III study is required for the formulation to be approved.

About Labopharm’s Novel Trazodone Formulation and the Market for Antidepressants

One-half of patients being treated with antidepressants discontinue therapy within a year for reasons related to efficacy and/or tolerability, including delayed onset of therapeutic response, insomnia or sleep disturbance, agitation, exacerbation of anxiety, sexual dysfunction, weight gain and somnolence. Labopharm has developed a novel once-daily formulation of 150 mg and 300 mg of trazodone hydrochloride, a serotonin antagonist reuptake inhibitor (SARI), for the treatment of major depressive disorder (MDD) to address patient needs in the current depression landscape, providing an effective and convenient treatment option. In a Phase III placebo controlled study of patients with MDD, Labopharm’s novel trazodone formulation demonstrated antidepressant efficacy, including rapid onset of therapeutic response, improved overall quality of sleep, a well tolerated adverse event profile, a very low rate of sexual dysfunction and no weight gain compared to placebo.

MDD is one of the most prevalent central nervous system disorders, affecting more than 120 million people worldwide. In 2007, the global market for antidepressants and related psychiatric drugs was US$19 billion, of which US$12 billion was accounted for by the U.S.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally and its second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review by the FDA. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:
At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Senior Vice-President and Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Joe Racanelli
Tel: (514) 844-7997
jracanelli@equicomgroup.com